AKERS BIOSCIENCES, INC.

201 GROVE ROAD

THOROFARE, NJ 08086

December 6, 2013

VIA ELECTRONIC MAIL

Jeffrey Riedler

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akers Biosciences, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed November 18, 2013

File No. 333-190456

Dear Mr. Riedler:

By letter dated November 26, 2013, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Akers Biosciences, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on November 18, 2013 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Consolidated Financial Statements

Six Months ended June 30, 2013 and 2012 Note 19-Subsequent Events, page F-14

1.	Please refer to prior comment 6. As a reminder, please disclose any equity issuances made subsequent to the balance sheet date, such as common stock, preferred stock, options, warrants, etc. Provide us an analysis of how you determined the fair value of the common stock and your intended accounting treatment for any transactions. Disclose the reasons for any differences between the fair value used for the equity issuances and your anticipated IPO price.

RESPONSE: Other than the conversion of preferred shares as outlined in footnote 20 of the September 30, 2013 financial statements, there have been no equity issuances since September 30, 2013.

Note 18-Subsequent Events, page F-36

2.	Please refer to prior comment 8. We acknowledge your plan to implement a reverse stock split prior to the planned offering. We may have further comments, regarding the difference between the $0.02 price per share and your anticipated IPO price, once the IPO price has been set.

RESPONSE: The equity issue of 512,820 common shares on June 19, 2013 was executed at the then current AIM:LSE market price of $3.12 per share. During the preceding 18 months, the weighted average closing price for our shares, calculated using the daily volume, was $2.80 per share.

The Company’s has experienced significantly increased market activity since Legal and General, a major shareholder, liquidated its position. Additionally, the Company released its second and third quarter financial statements which showed marked improvement over the same periods in prior years. Combined, these events have driven the Company’s share price on the AIM market significantly higher, closing at $8.46 per share on November 26, 2013.

Consolidated Financial Statements

Years Ended December 31, 2012 and 2011

General

3. Please retroactively adjust all shares and per share amounts for the 1 for 156 reverse stock split that took effect on November 22, 2013.

RESPONSE: We have retroactively adjusted all shares and per share amounts for the 1 for 156 reverse stock split that took effect on November 22, 2013.

Further, the Company acknowledges that:

(1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Thomas A. Nicolette

Thomas A. Nicolette

President and Chief Executive Officer

Akers Biosciences, Inc.